

Rubicon Minerals Announces Closing of C$70,000,000 Strategic Investment by Agnico-Eagle Mines Limited

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) ("Rubicon") is pleased to announce that the strategic investment of C$70,000,000 in Rubicon by Agnico-Eagle Mines Limited ("Agnico-Eagle") by way of a non-brokered private placement of common shares has closed.

The securities issued to Agnico-Eagle are subject to a four-month hold period, expiring November 29, 2011.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

PR13-11   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6